T. Rowe  Price Real  Estate Group, Inc.,  100 East  Pratt Street,
          Baltimore, MD 21202
          James S. Riepe
          President

          December 20, 1996

          Fellow Partner:

                    In previous correspondence, we mentioned that an unaffiliated third party intended to offer a higher price than earlier offers for your units of T. Rowe Price Realty Income Fund
          III. This has now taken place with the latest tender offer from Lido Associates. Under SEC rules, we are required to respond to limited partners each time a tender offer is made. Again, we apologize for repeating some of the information contained in recent letters but would like you to be aware of certain facts:

                    Under applicable law, we were required to provide the names and addresses of the Fund s limited partners and the number of units held by each;

                    Lido s offer is higher than the earlier offers but still well below our estimate of the fair market value of your units;

                    After adjusting for distributions of sales proceeds from Fairchild, the estimated per unit value of your fund based on our December 31, 1995 valuation is $143;

                    Lido, on the other hand, is offering only $107 per unit, significantly less than our estimated valuation. For those who elect to sell, Lido s offer will be reduced by the amount of any distributions in the first and possibly second quarter of 1997, depending on when units are sold;

                    We cannot assure that you will ultimately receive the exact amount of the estimated unit value, but we believe our property valuation process has been sound, particularly when prior estimates are compared with the actual prices of properties sold. The five T. Rowe Price Real Estate Funds sold seven complete properties during the past three years, none below the estimated range used in the prior year s unit valuation, and four above the range.

                    It is not surprising that all these discounted offers have been made after we announced our intention to liquidate the Fund s investments by the end of 1998, as market conditions permit. Lido states clearly that it hopes to purchase units at a discount and profit as we liquidate properties at market value over the next couple of years.

                    While our disposition plan remains intact, we will continue to monitor market conditions to take any actions that we believe are in the best interests of limited partners, including an accelerated liquidation of the Fund s portfolio if it is appropriate. It is worth noting that four of the Fund s properties are currently being marketed for sale.

                    One of Lido s main arguments for accepting its offer is liquidity. While those with pressing needs for liquidity may find some appeal in cashing out now, the price you will pay by selling for a discounted amount could be significant since we are in the disposition phase, and cash distributions will generally be paid as properties are sold. Regular distributions of income earned on each property held will also be made.

                    Whether or not you accept this offer is your decision, of course. From our perspective, we want you to be as well-informed as possible about the current and prospective value of your investment. Over the past few years, you have weathered the downtown in the commercial real estate market, but now conditions have improved. Based on our outlook for this market, we believe that limited partners will realize a higher value for their units by holding them until the fund is fully liquidated. For further details concerning our response to Lido Associates offer, we refer you to the enclosed statement filed with the Securities and Exchange Commission.

          Sincerely,

          James S. Riepe